1933 Act Registration File No. 333-191142
1940 Act File No. 811- 22885

U.S SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]

Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 9	[X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

Amendment No. 11	[X]

BROADVIEW FUNDS TRUST

(Exact Name of Registration as Specified in Charter)

330 East Kilbourn Avenue, Suite 1475

Milwaukee, Wisconsin 53202

(Address of Principal Executive Offices, including Zip Code)

Registrant’s Telephone Number, including Area Code: (414) 918-3900

ALPS Fund Services, Inc.
1290 Broadway, Suite 1100
Denver, CO 80203

(Name and Address of Agent for Service)

Copy to:

Christopher M. Cahlamer, Esq.
Godfrey & Kahn, S.C.
833 East Michigan Street, Suite 1800
Milwaukee, Wisconsin 53202

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement on Form N-1A (the “Registration Statement”)
2.	Part C to the Registration Statement (including signature pages)
3.	Exhibit (h)(iii) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to include a revised Chief Compliance Officer Support Services Agreement as Exhibit (h)(iii) to Item 28 to the Registration Statement.

With respect to Broadview Opportunity Fund, Part A of Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A was filed on January 26, 2018 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and is incorporated by reference herein; and

With respect to Broadview Opportunity Fund, Part B of Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A was filed on January 26, 2018 pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and is incorporated by reference herein.

BROADVIEW FUNDS TRUST

PART C – OTHER INFORMATION

Item 28.	Exhibits

Exhibit No.	Description of Exhibit

(a)(i)	Certificate of Trust – previously filed with the Trust’s Registration Statement on Form N-1A on September 13, 2013, and is incorporated herein by reference.

(a)(ii)	Agreement and Declaration of Trust – previously filed with the Trust’s Registration Statement on Form N-1A on September 13, 2013, and is incorporated herein by reference.

(b)	Bylaws – previously filed with the Trust’s Registration Statement on Form N-1A on September 13, 2013, and is incorporated herein by reference.

(c)	Instruments Defining Right of Security Holders – See relevant portions of Declaration of Trust and Bylaws.

(d)	Investment Advisory Agreement – previously filed with the Trust’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A on November 25, 2013, and is incorporated herein by reference.

(e)	Distribution Agreement – previously filed with the Trust’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A on November 25, 2013, and is incorporated herein by reference.

(f)	None.

(g)(1)	Global Custody Agreement – previously filed with the Trust’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A on November 25, 2013, and is incorporated herein by reference.

(g)(2)	Amendment No. 1 to Global Custody Agreement – previously filed with the Trust’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A on January 27, 2017, and is incorporated herein by reference.

(h)(i)(1)	Administration, Bookkeeping and Pricing Services Agreement – previously filed with the Trust’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A on November 25, 2013, and is incorporated herein by reference.

(h)(i)(2)	Amendment No. 1 to Administration, Bookkeeping and Pricing Services Agreement – previously filed with the Trust’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A on January 27, 2017, and is incorporated herein by reference.

(h)(i)(3)	Second Amendment to Administration, Bookkeeping and Pricing Services Agreement – previously filed with the Trust’s Post-Effective Amendment No. 8 to its Registration Statement on Form N-1A on January 26, 2018, and is incorporated herein by reference.

Exhibit No.	Description of Exhibit

(h)(ii)	Transfer Agency and Services Agreement – previously filed with the Trust’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A on November 25, 2013, and is incorporated herein by reference.

(h)(iii)	Chief Compliance Officer Support Services Agreement – filed herewith.

(i)(i)	Opinion and Consent of Counsel – previously filed with the Trust’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A on November 25, 2013, and is incorporated herein by reference.

(i)(ii)	Consent of Counsel – previously filed with the Trust’s Post-Effective Amendment No. 8 to its Registration Statement on Form N-1A on January 26, 2018, and is incorporated herein by reference.

(j)	Consent of Independent Registered Public Accounting Firm – previously filed with the Trust’s Post-Effective Amendment No. 8 to its Registration Statement on Form N-1A on January 26, 2018, and is incorporated herein by reference.

(k)	None.

(l)	Initial Subscription Agreement – not applicable.

(m)	Distribution and Shareholder Servicing (Rule 12b-1) Plan – previously filed with the Trust’s Post-Effective Amendment No. 2 to its Registration Statement on Form N-1A on January 28, 2015, and is incorporated herein by reference.

(n)	Rule 18f-3 Plan – not applicable.

(o)	Reserved.

(p)(i)	Code of Ethics of the Registrant – previously filed with the Trust’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-1A on January 28, 2016, and is incorporated herein by reference.

(p)(ii)	Code of Ethics of the Adviser – previously filed with the Trust’s Post-Effective Amendment No. 4 to its Registration Statement on Form N-1A on January 28, 2016, and is incorporated herein by reference.

(p)(iii)	Code of Ethics of the Distributor – previously filed with the Trust’s Post-Effective Amendment No. 6 to its Registration Statement on Form N-1A on January 27, 2017, and is incorporated herein by reference.

(q)	Powers of Attorney – previously filed with the Trust’s Pre-Effective Amendment No. 2 to its Registration Statement on Form N-1A on November 25, 2013, and is incorporated herein by reference.

Item 29.	Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly controlled or under common control with the Registrant.

Item 30.	Indemnification

Reference is made to Article VII of the Registrant’s Agreement and Declaration of Trust and Article VI of the Registrant’s Bylaws. Article VII, Section 2 of the Agreement and Declaration of Trust provides that the Trustees shall not be responsible or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser or principal underwriter of the Registrant, nor for the act or omission of any other Trustee, and, subject to the provisions of the Registrant’s Bylaws, the Registrant out of its assets may indemnify and hold harmless each and every Trustee and officer of the Registrant from and against any and all claims, demands, costs, losses, expenses and damages whatsoever arising out of or related to such Trustee’s or officer’s performance of his or her duties as a Trustee or officer of the Registrant; provided that nothing therein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Registrant or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Article VI, Section 2 of the Bylaws provides generally that the Registrant shall indemnify any Trustee or officer of the Registrant who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Registrant) by reason of the fact that such person is or was a Trustee or officer of the Registrant, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that person acted in good faith and reasonably believed: (a) in the case of conduct in his official capacity as an agent of the Registrant, that his conduct was in the Registrant’s best interests; (b) in all other cases, that his conduct was at least not opposed to the Registrant’s best interests; and (c) in the case of a criminal proceeding, that he had no reasonable cause to believe the conduct of that person was unlawful.

Pursuant to Rule 484 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant furnishes the following undertaking: “Insofar as indemnification for liability arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission (“SEC”) such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.”

Item 31.	Business and Other Connections of the Investment Adviser

Broadview Advisors, LLC (“Broadview”) serves as the investment adviser to the Broadview Opportunity Fund. Broadview’s principal office is located at 330 East Kilbourn Avenue, Suite 1475, Milwaukee, Wisconsin 53202. Broadview is an SEC-registered investment adviser under the Investment Advisers Act of 1940, as amended. Additional information about Broadview and its directors and executive officers is incorporated by reference to the Statement of Additional Information filed herewith and Part 1A of Broadview’s Uniform Application for Investment Adviser Registration on Form ADV, as filed with the SEC. The members and officers of Broadview have not been engaged with any other business, profession, vocation or employment of a substantial nature within the last two fiscal years for their own account or in the capacity of director, officer, employee, partner, or trustee, except as described herein.

Item 32.	Principal Underwriters

(a) ALPS Distributors, Inc. acts as the distributor for the Registrant and the following investment companies: 1290 Funds, ALPS Series Trust, The Arbitrage Funds, AQR Funds, Barings Funds Trust, BBH Trust, Brandes Investment Trust, Broadview Funds Trust, Brown Capital Management Mutual Funds, Centre Funds, CION Ares Diversified Credit Fund, Columbia ETF Trust, Columbia ETF Trust I, Columbia ETF Trust II, Cortina Funds, Inc., CRM Mutual Fund Trust, CSOP ETF Trust, Cullen Funds Trust, DBX ETF Trust, Elevation ETF Trust, ETFS Trust, Financial Investors Trust, Firsthand Funds, FS Credit Income Fund, FS Energy Total Return Fund, FS Series Trust, Goehring & Rozencwajg Investment Funds, Goldman Sachs ETF Trust, Griffin Institutional Access Credit Fund, Griffin Institutional Access Real Estate Fund, Hartford Funds Exchange-Traded Trust, Hartford Funds NextShares Trust, Heartland Group, Inc., Henssler Funds, Inc., Holland Series Fund, Inc., Index Funds, IndexIQ Active ETF Trust, Index IQ ETF Trust, IVY NextShares Trust, James Advantage Funds, Janus Detroit Street Trust, Lattice Strategies Trust, Laudus Trust, Litman Gregory Funds Trust, Longleaf Partners Funds Trust, M3Sixty Funds Trust, Mairs & Power Funds Trust, Meridian Fund, Inc., Natixis ETF Trust, Northern Lights Fund Trust (on behalf of the 13D Activist Fund), NorthStar Real Estate Capital Income Fund, NorthStar Real Estate Capital Income Fund-ADV, NorthStar Real Estate Capital Income Fund-T, NorthStar/Townsend Institutional Real Estate Fund, Pax World Series Trust I, Pax World Funds Trust III, Principal Exchange-Traded Funds, Reality Shares ETF Trust, Resource Credit Income Fund, Resource Real Estate Diversified Income Fund, RiverNorth Funds, Sierra Total Return Fund, Smead Funds Trust, SPDR Dow Jones Industrial Average ETF Trust, SPDR S&P 500 ETF Trust, SPDR S&P MidCap 400 ETF Trust, Stadion Investment Trust, Stone Harbor Investment Funds, Stone Ridge Trust, Stone Ridge Trust II, Stone Ridge Trust III, Stone Ridge Trust IV, Stone Ridge Trust V, USCF ETF Trust, USCF Mutual Funds Trust, Wasatch Funds, WesMark Funds, Westcore Trust, and Wilmington Funds.

(b) To the best of Registrant’s knowledge, the directors and executive officers of ALPS Distributors, Inc., are as follows:

Name*	Position with Underwriter	Positions with Fund
Edmund J. Burke	Director	None
Jeremy O. May	President, Director	None
Bradley J. Swenson	Senior Vice President, Chief Operating Officer	None
Robert J. Szydlowski	Senior Vice President, Chief Technology Officer	None
Eric T. Parsons	Vice President, Controller and Assistant Treasurer	None
Randall D. Young**	Secretary	None
Gregg Wm. Givens**	Vice President, Treasurer and Assistant Secretary	None
Douglas W. Fleming**	Assistant Treasurer	None
Steven Price	Senior Vice President, Chief Compliance Officer	None
Liza Orr	Vice President, Senior Counsel	None
Jed Stahl	Vice President, Senior Counsel	None
Josh Eihausen	Vice President, Associate Senior Counsel	None

Name*	Position with Underwriter	Positions with Fund
Troy A. Duran	Senior Vice President, Chief Financial Officer	None
James Stegall	Vice President	None
Gary Ross	Senior Vice President	None
Kevin Ireland	Senior Vice President	None
Mark Kiniry	Senior Vice President	None
Tison Cory	Vice President, Intermediary Operations	None
Stephen J. Kyllo	Vice President, Deputy Chief Compliance Officer	None
Hilary Quinn	Vice President	None
Jennifer Craig	Assistant Vice President	None

*	Except as otherwise noted, the principal business address for each of the above directors and executive officers is 1290 Broadway, Suite 1100, Denver, Colorado 80203.

**	The principal business address for Messrs. Young, Givens and Fleming is 333 W. 11th Street, 5th Floor, Kansas City, Missouri 64105.

(c) Not Applicable.

Item 33.	Location of Accounts and Records

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules thereunder are maintained in the following locations:

Records Relating to:	Are Located at:
Registrant’s Fund Administrator, Transfer Agent and Fund Accountant	ALPS Fund Services, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203
Registrant’s Investment Adviser	Broadview Advisors, LLC 330 East Kilbourn Avenue, Suite 1475 Milwaukee, Wisconsin 53202
Registrant’s Custodian	MUFG Union Bank, N.A. 350 California Street, 6th Floor San Francisco, CA 94104
Registrant’s Distributor	ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203

Item 34.	Management Services

All management-related service contracts entered into by Registrant are discussed in Parts A and B of the Registration Statement.

Item 35.	Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all requirements for effectiveness of this Post-Effective Amendment No. 9 (the "Amendment") to its Registration Statement on Form N-1A under Rule 485(b) under the Securities Act and has duly caused the Amendment to be signed below on its behalf by the undersigned, duly authorized, in the City of Milwaukee and State of Wisconsin, on January 31, 2018.

BROADVIEW FUNDS TRUST
(Registrant)

By:	/s/ Richard E. Lane
Richard E. Lane, President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 9 to the Registration Statement has been signed below on January 31, 2018 by the following persons in the capacities indicated.

Name	Title

/s/ Richard E. Lane	President (principal executive officer)
Richard E. Lane

/s/ Aaron J. Garcia	Treasurer (principal financial officer
Aaron J. Garcia	and principal accounting officer)

/s/ Richard J. Whiting*	Trustee
Richard J. Whiting

/s/ Gregory W. Berger*	Trustee
Gregory W. Berger

/s/ Cornelius J. Lavelle*	Trustee
Cornelius J. Lavelle

/s/ Philip J. Uihlein, Sr.*	Trustee
Philip J. Uihlein, Sr.

By:	/s/ Richard E. Lane

Richard E. Lane President

Attorney-in-fact pursuant to a Power of Attorney filed
with the Registrant’s Pre-Effective Amendment No. 2
to its Registration Statement on Form N-1A on
November 25, 2013.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
(h)(iii)	Chief Compliance Officer Support Services Agreement